ITEM 6. OFFICERS AND DIRECTORS                                       Exhibit F-1
Part III.

      The following pages consist of disclosures made in GPU, Inc.'s 1998 Proxy Statement as well as disclosures made in GPU, Inc.'s 1997 Annual Report on Form 10-K.
                                    GPU, Inc.
                                    ---------

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------

      The following table sets forth, as of February 2, 1998, the beneficial ownership of equity securities (and stock-equivalent restricted units) of the GPU Companies of each of the GPU directors, nominees for director and each of the executive officers named in the Summary Compensation Table, and of all directors and executive officers of GPU as a group. The shares of Common Stock owned by all directors and executive officers as a group constitute less than 1% of the total shares outstanding.


                                       Amount and Nature of Beneficial Ownership
                                       -----------------------------------------
                                                                Shares(1)                Stock-Equivalent
                                                                ---------
      Name                  Title of Security             Direct        Indirect               Units
      ----                  -----------------             ------        --------               -----

Dennis Baldassari            GPU Common Stock            2,900                               13,198(2)
Theodore H. Black            GPU Common Stock            8,261                                  866(3)
Fred D. Hafer                GPU Common Stock            7,545             139               18,563(2)
Thomas B. Hagen              GPU Common Stock           11,157                                  866(3)
Henry F. Henderson, Jr.      GPU Common Stock            3,710           1,200                  866(3)
Ira H. Jolles                GPU Common Stock            8,082                               15,115(2)
James R. Leva                GPU Common Stock           20,566             100                  866(3)
Bruce L. Levy                GPU Common Stock            2,033                                9,794(2)
John M. Pietruski            GPU Common Stock            4,600                                  866(3)
Catherine A. Rein            GPU Common Stock            3,440                                  866(3)
Paul R. Roedel               GPU Common Stock            3,200                                  866(3)
Bryan S. Townsend            GPU Common Stock              933                                  866(3)
Carlisle A. H. Trost         GPU Common Stock            2,989                                  866(3)
Robert L. Wise               GPU Common Stock            4,111                               11,809(2)
Patricia K. Woolf            GPU Common Stock            4,010                                  866(3)

All GPU Directors and
  Executive Officers
  as a Group                 GPU Common Stock          100,817           3,240              123,189

  ----------
(1) The number of shares owned and the nature of such ownership, not being within the knowledge of GPU, have been furnished by each individual.

(2) Restricted units, which do not have voting rights, represent rights (subject to vesting) to receive shares of Common Stock under the 1990 Stock Plan for Employees of GPU and Subsidiaries (the "1990 Stock Plan"). See footnote 2 to the Summary Compensation Table on page 33.

(3) Each Outside Director receives an annual grant of deferred stock units which represents an equivalent number of shares of GPU Common Stock. Outside Directors who have served at least 54 months will receive payment of their deferred units upon retirement. See Deferred Stock Unit Plan for Outside Directors on page 46.

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU

Remuneration of Executive Officers
----------------------------------

             PERSONNEL, COMPENSATION AND NOMINATING COMMITTEE REPORT

         In 1997, GPU continued efforts to ensure that the executive compensation program is strongly linked to business performance and changes in shareholder value. Thus the basic structure of the program consists of three interrelated components - the Base Salary Program, the Incentive Compensation Program, and the 1990 Stock Plan. The relationship among these components was adjusted in 1997, however, to increase the proportion of total executive pay that is "at risk" and directly linked to business and stock performance.

Compensation Philosophy and Market Comparisons
----------------------------------------------

         The Corporation's  compensation philosophy is to provide a program that
(1) encourages talented executives to join and remain with GPU, (2) focuses executive effort on specific targeted business objectives, and (3) rewards executives when these objectives are achieved. Actual pay levels reflect both the achievement of these targeted objectives and the performance of the individual executive.

         The executive compensation program is designed to provide levels of total pay that, on average, approximate the median of the chosen competitive market when targeted business objectives have been achieved. The variable components of the program, the Incentive Compensation Program and the 1990 Stock Plan, each provide opportunities for actual pay levels to be well above median if results are exceeded and ensure that total pay will be below median if results are not achieved.

         In defining the competitive market for executive pay, GPU focuses primarily on the companies in the S&P Electric Utility Index shown on page 36. These companies are the premier organizations in the industry and, consequently, the companies competing most directly with GPU for executive talent. To a lesser extent, other companies, not included in the S&P Index, are considered because GPU competes in a wider market for executives. In comparing positions at GPU with positions at other companies and in defining median pay levels, GPU is assisted by a nationally recognized compensation consulting firm. These consultants meet periodically with the Committee to ensure an objective analysis and assessment of the market.

         Under Section 162(m) of the Internal Revenue Code of 1986, the amount allowable as a tax deduction for compensation paid to the chief executive officer and each of the other highest paid officers of any publicly held corporation generally is limited to $1 million per year for each such officer. Although the Committee considers the effect of Section 162(m) in connection with the Corporation's executive compensation program, the Committee considers it important to retain the flexibility to design compensation programs that it believes are in the best interests of GPU and its stockholders, even though the expense may not be fully deductible. The Committee continues to monitor the potential impact of Section 162(m) and considers modifications to the executive compensation program with this impact in mind. In this regard, the Board has adopted, subject to stockholder approval at the Annual Meeting, amendments to the 1990 Stock Plan to ensure that compensation resulting from stock options that may be granted in the future will be deductible.

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU

Base Salary Program
-------------------

         The Base Salary Program provides the most stable portion of executive compensation. A range of salary opportunities is established for each executive position with the middle of this range approximately equivalent to the median of the market. Actual salaries for individual executives are determined by this range and the individual's performance and experience.

         The Committee reviews executive salaries annually to determine if any adjustments are appropriate. This review includes an assessment of market data, individual executive performance and contribution, and the Corporation's financial position. In 1997, the Committee limited executive salary increases, choosing to focus instead on the variable components of the program. Executive salary increases were granted only if (1) the executive's salary was determined to have fallen below market median levels or (2) if the executive had assumed significant new responsibilities. The salary increase for Mr. Hafer indicated in the table on page 33 reflects his assumption of the position of chairman and chief executive officer with the retirement of Mr. Leva.

Incentive Compensation Program
------------------------------

         The Incentive Compensation Program provides executives with opportunities to earn additional compensation if specific annual objectives are achieved. In 1997, this component of executive pay was modified to increase the emphasis on financial results. Also in 1997, targeted levels of incentive compensation were increased to ensure opportunities for fully competitive pay and to increase the proportion of total pay directly tied to financial results.

         Objectives for 1997
         -------------------

         For named executives other than Mr. Hafer and Mr. Leva, the amount of incentive compensation earned is based on the business results of the GPU company to which the executive is assigned, the achievement of GPU's return on equity objective, and the impact of an "earnings test" which limits the amount of incentive compensation that may be earned based on non-financial measures. The "earnings test" also ensures that executive awards do not exceed a fair share of the earnings given to shareholders. In determining final awards, the Committee and the Board, using subjective judgment, also assess the individual executive's personal contribution to overall results.

         For GPU Energy, targeted objectives were earnings (60%), all-in price to customers per kilowatt-hour sold (20%), measures of customer service and internal performance improvement (15%), and efforts to foster a more competitively focused culture and diverse workforce (5%).

         At GPU International, 1997 objectives were net income (50%), measures to improve current operations and optimize new investments (35%), organizational development efforts designed to prepare the business unit to better respond to growth opportunities (10%), and compliance with all environmental requirements (5%). The corporate multiplier is applied to these results but the "earnings test" is not.

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU

         For the corporate functions of GPU Service, 1997 objectives were system-wide budget management (80%), efforts to respond to regulatory and structural change and to maximize the Corporation's existing businesses (10%), and efforts to improve the Corporation's competitive position through improvements to internal processes and the corporate culture (10%).

         GPU Generation's 1997 objectives were all-in price per kilowatt-hour sold (40%), budget management (30%), environmental factors (10%), safety (10%), and efforts to adjust the company culture and foster diversity (10%).

         Objectives for Mr. Hafer and Mr. Leva
         -------------------------------------

         For Mr. Hafer and Mr. Leva, 1997 incentive compensation goals were the Corporation's return on equity (65%), nuclear safety (10%) and strategic objectives designed to position the Corporation for the future (25%). The corporate multiplier is not used in calculating achievement because return on equity is such a large portion of their overall objectives; the "earnings test", however, is applied.

         Achievement of 1997 Objectives
         ------------------------------

The GPU corporate objectives for return on equity and the earnings goal were slightly exceeded. The limits imposed by the newly implemented "earnings test" served to reduce the levels of incentive pay that might otherwise have been earned by affected executives. This effect was consistent with the test's objective.

         At GPU Energy, the earnings objective was essentially achieved while the all-in price to customers objectives were not fully achieved. Measures of customer service were well below expectations (principally due to delays in restoring service after major storms) while internal performance improvement, labor relations and culture change objectives were exceeded.

         GPU International's net income objective was significantly exceeded. The environmental objective and the organizational objectives were achieved at targeted levels. Objectives designed to improve current operations and optimize new investments, however, were not fully achieved.

         For the corporate functions of GPU Service, achievement of the system-wide budget management goal was slightly below the targeted level.
Efforts to maximize existing businesses and to respond to regulatory and structural change exceeded expectations, as did efforts to improve the Corporation's competitive position.
Cultural change goals were fully achieved.

         For GPU Generation, both the all-in price per kilowatt-hour objective and the budget management objective were exceeded. Environmental factors were below targeted levels while both the safety and culture objectives were exceeded.

         Awards for Mr. Hafer and Mr. Leva
         ---------------------------------

         The awards for Mr. Hafer and Mr. Leva reflect return on equity that was above targeted levels as well as overachievement of the objectives designed to position the Corporation for the future. Of the two nuclear safety goals, one was exceeded while the other was not fully achieved.

         Under the terms of the Incentive Compensation Program, Mr. Leva was eligible for a pro-rated award based on the portion of 1997 during which he served as chairman and chief executive officer.

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU

         On average, incentive compensation awards were approximately at a median competitive level reflecting a final calculation that results were achieved at target levels.

1990 Stock Plan
---------------

         The 1990 Stock Plan, approved by shareholders, provides the Committee and the Board with the discretion to use any of several stock compensation vehicles based on their judgment of which vehicles are most appropriate.

         In 1997, all awards under the Plan were in the form of restricted performance units which provide executives with the right to receive shares of GPU stock (or cash at the discretion of the Committee) provided that targeted performance objectives are achieved. The performance measure for these 1997 grants is GPU's total shareholder return compared to the total return of the companies in the S&P Electric Utility Index. The percentile ranking of GPU's total return among Index companies is calculated quarterly over the five year performance period and averaged. This averaged ranking determines how many shares of GPU stock, if any, the executive will receive at the end of the performance period.

         Each executive who receives an award is granted a specific number of units. Dividend equivalents are paid on these units and reinvested in additional units. The number of units that will vest and be paid to the executive is not known, however, until the end of the performance period. If GPU's total return is at the 55th percentile of the Index companies, all of the originally awarded units (plus reinvested dividend equivalents) will vest. If total return is higher than the 55th percentile, additional units will vest and if total return is lower, fewer units will vest. No units will vest if total return is below the 40th percentile.

         The size of awards to individual executives is generally targeted to provide median levels of long-term compensation if the 55th percentile of total return is achieved. If total return is higher than the 55th percentile, long-term compensation will be above median levels and if it is lower than the 55th percentile, below median compensation will result. However, the size of these awards also reflects the Committee and the Board's subjective assessment of individual contribution, performance and potential.

         In 1997, targeted award sizes were increased to keep pace with changes in the competitive marketplace and to increase the portion of total executive pay directly linked to shareholder value.

         Award for Mr. Hafer
         -------------------

         The 1997 award of performance units to Mr. Hafer, shown in the table on page 35, reflects his new position as chairman and chief executive officer and the other factors described above. His award has the same five year performance period and total return performance measure as awards to other executives.

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU


         Adjustment to Mr. Leva's 1995 Grant
         -----------------------------------

         Grants of performance units under the 1990 Stock Plan are typically made annually with a five year performance period. In 1995, however, in anticipation of his normal retirement in 1997, Mr. Leva received a single grant approximately equivalent to three annual grants. This grant had a three year performance period from 1995 through 1997 and was subject to the same total shareholder return performance measure described above.
No grants were made to Mr. Leva in 1996 or 1997.

         Prior to Mr. Leva's retirement, the Committee determined that it would be appropriate to adjust the performance period of the 1995 grant to coincide more closely with the end of Mr. Leva's tenure. Consequently, the Committee and the Board amended the terms of the 1995 grant so as to end the performance period on June 30, 1997 and to base payment of the award on results during the amended period. The earned award was paid in cash with a discount applied to reflect the shortened time period.


                                          Personnel, Compensation and Nominating
                                          Committee Members

                                          Theodore H. Black
                                          Thomas B. Hagen
                                          John M. Pietruski
                                          Catherine A. Rein
                                          Patricia K. Woolf

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU


                                      SUMMARY COMPENSATION TABLE
                                      --------------------------

                                                      Annual Compensation             Long-Term Compensation
                                                      -------------------                    Payouts
                                                                                             -------

                                                                          Other
      Name and                                                            Annual                     All Other
      Principal                                                           Compen-       LTIP          Compen-
      Position                         Year     Salary         Bonus      sation(1)   Payouts(2       sation
---------------------                  ----     ------        -------     ---------   ---------    ---------

James R. Leva                          1997    $243,000       $125,000    $90,443     $2,172,813   $242,517(3)
Chairman and Chief                     1996     585,000        445,000      2,510         81,978    163,496
Executive Officer,                     1995     585,000        333,450      1,499         44,131    125,032
GPU, Inc. (retired May 1997)

Fred D. Hafer                          1997     526,923        275,000      4,279         66,950    114,782(3)
Chairman, President                    1996     365,000        190,000      1,883         61,484     46,731
and Chief Executive                    1995     280,000         94,000      1,374         40,454     39,247
Officer, GPU, Inc.

Ira H. Jolles                          1997     331,000        100,000      4,948         86,012     58,603(3)
Senior Vice President                  1996     331,000        120,000      2,510         91,087     52,673
and General Counsel,                   1995     331,000        116,000      1,749         57,207     47,388
GPU, Inc.

Bruce L. Levy                          1997     255,833        165,300      1,985(4)      20,922     52,119(3)
President, GPU International,          1996     233,333        197,000      1,572(4)      20,495     30,684
Inc., GPU Power, Inc. and              1995     188,750        131,000      1,148(4)       8,826     21,572
GPU Electric, Inc.

Dennis Baldassari                      1997     335,000         76,000      3,762(5)      56,489     75,408(3)
President, Jersey Central              1996     305,000        110,000        812(5)      21,724     39,697
Power & Light Company,                 1995     275,000         86,000        431(5)       9,930     32,345
Metropolitan Edison Company,
and Pennsylvania Electric
Company (GPU Energy)

Robert L. Wise                         1997     293,000         95,000      4,413         69,042     56,736(3)
President, GPU                         1996     293,000        112,000     57,213(6)      81,978     53,488
Generation                             1995     293,000        138,600      1,499         44,131     47,893



(1) Consists of earnings on "Long-Term Incentive Plan" ("LTIP") compensation paid in the year the award vests.

(2) Consists of Performance Cash Incentive Awards paid on the 1990, 1991 and 1992 restricted stock awards which have vested under the 1990 Stock Plan. These amounts are designed to compensate recipients of restricted stock/unit awards for the amount of federal and state income taxes that are payable upon vesting of the restricted stock/unit awards. For Mr. Leva, this amount also includes Performance Cash Incentive Awards paid on his 1993 and 1994 restricted stock awards and the payout for restricted units awarded in 1995, which vested upon his retirement.

      The restricted units issued in 1995, 1996 and 1997 under the 1990 Stock Plan are performance based. The 1997 awards are shown in "Long-Term Incentive Plans - Awards in Last Fiscal Year" table (the "LTIP table"). Dividends are paid or accrued on the aggregate restricted stock/units awarded under the 1990 Stock Plan and reinvested.

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU

      The aggregate number and value (based on the stock price per share at December 31, 1997) of unvested stock-equivalent restricted units (including reinvested dividends) includes the amounts shown on the LTIP table, and at the end of 1997 were:

                                 Aggregate Units                Aggregate Value
                                 ---------------                ---------------

James R. Leva                             -                         $     -
Fred D. Hafer                           18,563                         781,966
Ira H. Jolles                           15,115                         636,761
Bruce L. Levy                            9,794                         412,572
Dennis Baldassari                       13,198                         555,966
Robert L. Wise                          15,684                         660,689


(3) For 1997, (a) the Corporation's matching contributions under the Savings Plan, (b) the Corporation's matching contributions under the non-qualified deferred compensation plan, (c) the benefit of interest-free use of the non-term portion of employer paid premiums for split-dollar life insurance, (d) above-market interest accrued on the retirement portion of deferred compensation, (e) earnings on LTIP compensation not paid in the current year; and (f) accrued vacation benefits paid in accordance with the GPU Employee Vacation Program, were as follows:

                     (a)      (b)       (c)         (d)        (e)        (f)
                     ---      ---       ---         ---        ---        ---
James R. Leva     $ 6,400    $21,120    $45,177   $ 4,445     $   -     $165,375

Fred D. Hafer       6,400     22,277     49,611       419      36,075       -

Ira H. Jolles       6,400     11,640     10,799       487      29,277       -

Bruce L. Levy       6,400     11,713     14,758       257      18,991       -

Dennis Baldassari   6,400     11,400     31,881       151      25,576       -

Robert L. Wise      6,400      9,800      8,956     5,630      25,950       -


NOTE: The split-dollar life insurance amounts reported in the "All Other Compensation" column are equal to the present value of the interest-free use of the current year Corporation paid premiums to the projected date the premiums will be refunded to the Corporation.

(4) In addition to the earnings on LTIP compensation noted in (1) above, these amounts include the above-market interest accrued on the pre-retirement portion of deferred compensation in the amounts of $648, $944 and $848 for the years 1997, 1996 and 1995 respectively.

(5) In addition to the earnings on LTIP compensation noted in (1) above, these amounts include the above-market interest accrued on the pre-retirement portion of deferred compensation in the amounts of $151, $147 and $94 for the years 1997, 1996 and 1995 respectively.

(6)    In addition to the 1996 earnings on LTIP  compensation  ($2,510) noted in
       (1) above, this amount includes $25,953 for a one-time automobile adjustment and $23,447 for related income taxes.

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU
             LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

                                   Performance    Estimated future payouts under
                     Number of      or other      non-stock price based plans(1)
                       shares,      period until  ------------------------------
                     units or       maturation    Threshold     Target  Maximum
      Name          other rights    or payout        (#)         (#)      (#)
      ----          ------------    ---------        ---         ---      ---

Fred D. Hafer          8,500      5 year vesting    4,250       8,500   17,000

Ira H. Jolles          3,500      5 year vesting    1,750       3,500    7,000

Bruce L. Levy          3,000      5 year vesting    1,500       3,000    6,000

Dennis Baldassari      3,500      5 year vesting    1,750       3,500    7,000

Robert L. Wise         3,100      5 year vesting    1,550       3,100    6,200

----------
(1) The restricted units awarded in 1997 under the 1990 Stock Plan provide for a performance adjustment to the aggregate number of units vesting for the recipient, including the accumulated reinvested dividends, based on the annualized GPU Total Shareholder Return (TSR) percentile ranking against all companies in the Standard & Poor's Electric Utility Index for the period between the award and vesting dates. With a 55th percentile ranking, the performance adjustment would be 100% as reflected in the "Target" column. In the event that the percentile ranking is below the 55th percentile, the performance adjustment would be reduced in steps reaching 0% below the 40th percentile. The minimum payout or "Threshold" begins at the 40th percentile, which results in a payout of 50% of target. A ranking below the 40th percentile would result in no award. Should the TSR percentile ranking exceed the 59th percentile, then the performance adjustment would be increased in steps reaching 200% at the 90th percentile as reflected in the "Maximum" column. Under the 1990 Stock Plan, regular quarterly dividends are reinvested in additional units that are subject to the vesting restrictions of the award. Actual payouts under the Plan would be based on the aggregate number of units awarded and the units accumulated through dividend reinvestment at the time the restrictions lapse.


                Comparison of Five Year Cumulative Total Return*

                GPU, S&P 500 Index and S&P Electric Utility Index

                                       ($)

                               Amount
                              Invested
                               1/1/93      1993    1994    1995    1996     1997
                              --------     ----    ----    ----    ----     ----

      GPU                       100         118     107     147     155      205
      S&P 500                   100         110     112     153     189      252
      S&P Electric Utility      100         113      98     128     128      162


       * Assumes $100 invested in GPU Common Stock, S&P 500 Index and S&P Electric Utility Index. Cumulative Total Return includes reinvestment of dividends.

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU

Employment, Termination and Change in Control Arrangements
----------------------------------------------------------

Severance Arrangements
----------------------

         The Corporation has entered into Severance Protection Agreements with Messrs. Hafer, Jolles, Levy, Baldassari and Wise which provide certain severance benefits to the executive if his employment is terminated following a change in control of GPU (as defined). These agreements are intended to induce the executives to remain in the employ of the Corporation and help ensure that the Corporation will have the benefit of their services without distraction in the face of a potential change in control.

         Under the agreements, benefits are paid if, in connection with a change in control, the Corporation terminates the employment of the executive for reasons other than cause or disability or death, or if the executive resigns following certain actions (specified in the agreements) by the Corporation such as a reduction in salary or change in position. In addition, Mr. Hafer receives severance benefits if he resigns for any reason within six months following a change in control.

         The benefits payable to all executives consist of, in general, (a) the executive's base salary through the termination date and a pro rata portion of his target incentive bonus; (b) severance compensation equal to twice the sum of the executive's base salary and target incentive bonus, provided that if the executive's normal retirement date is within two years of his termination date, his benefits will be proportionately reduced; (c) a continuation of insurance benefits for up to two years; (d) reimbursement of certain expenses subject to specified limitations; and (e) such additional amount as is necessary to pay any excise tax under Section 4999 of the Internal Revenue Code (and any related interest and penalties) on amounts payable under the agreements.

         The agreements have an initial term of two years and automatically renew annually unless earlier terminated by the executive or GPU.

         Under the Corporation's severance policy for employees, if the employment of Messrs. Hafer, Jolles, Levy, Baldassari or Wise is involuntarily terminated, as defined, other than in connection with a change in control, he is entitled to receive, in general, severance compensation equal to one week's pay for each full year of service. Premium payments will also be made under the executive's split-dollar life insurance policy for specified periods following the executive's termination of employment and following a change in control of GPU.

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU

Lump Sum Distributions
----------------------

         An executive may, prior to retirement and in connection with a change in control, elect to receive a lump sum distribution of all amounts payable to him under GPU System supplemental retirement and deferred compensation plans and arrangements, including those described below for Mr. Jolles, when such executive terminates, regardless of the circumstances or when the executive terminates within 24 months following a change in control. Additionally, prior to termination, an executive may elect to receive such lump sum payment only in the event of a change in control.

         Mr. Jolles
         ----------

         Retirement and Disability - If Mr. Jolles retires on or after his normal retirement date (the last day of the month in which he attains age 65), he will receive (in addition to his benefits under GPUS' employee retirement plans) a supplemental retirement pension from the GPU Companies equal to the additional pension he would have received under the GPUS employee retirement plans as if he had an additional 20 years of past creditable service. If Mr. Jolles reaches his normal retirement date while he is receiving disability income under GPUS' disability income plans, he will thereafter receive a supplemental retirement pension from the GPU Companies equal to the additional pension he would have been paid under GPUS' employee retirement plans as if he had an additional 20 years of past creditable service. Upon retirement, Mr. Jolles will also receive an extension of health insurance benefits to the third anniversary of retirement.

         Termination - (i) If Mr. Jolles' employment with the GPU Companies terminates "involuntarily," as defined, under circumstances involving a "change in control" of GPU, as defined, or without cause, he shall receive from the GPU Companies a supplemental retirement pension which would have been paid to him under GPUS' employee retirement plans as if he had an additional 20 years of past creditable service. (ii) If, however, his employment terminates for any other reason (except upon retirement or death), he will receive from the GPU Companies a supplemental retirement pension equal to the additional pension he would have been paid under GPUS' employee retirement plans as if he had additional years of creditable service ranging, as of December 31, 1997, from nine years up to a maximum of 20 years depending upon his years of actual employment by GPUS at the time of termination.


       Death - In the event of Mr. Jolles' death before he begins receiving benefits under GPUS' employee retirement plans, his surviving spouse, if any, shall receive such benefits during her lifetime, together with the supplemental retirement pension benefits which would have been payable to him as described in paragraph (ii) above.

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU

         Other - To the extent relevant to the level of benefits payable to Mr. Jolles under other benefit plans provided for senior GPU executives, he will be treated as having the years of creditable service as described in paragraph (ii) above.

Benefit Protection Trusts
-------------------------

         The Corporation has entered into benefit protection trust agreements to be used to fund the Corporation's obligations to executive officers and directors under deferred compensation and incentive programs and agreements, and with respect to certain retirement and termination benefits, in the event of a change in control. The trusts may also be used for the purpose of paying legal expenses incurred in pursuing benefit claims under such programs and agreements following a change in control. The trusts are currently partially funded.

Retirement Plans
----------------

       The GPU Companies' pension plans provide for pension benefits, payable for life after retirement, based upon years of creditable service with the GPU Companies and the employee's career average compensation as defined below. Federal law limits the amount of an employee's pension benefits that may be paid from a qualified trust established pursuant to a qualified pension plan (such as the GPU Companies' plans). The GPU Companies also have adopted non-qualified plans providing that the portion of a participant's pension benefits which, by reason of such limitations, cannot be paid from such a qualified trust shall be paid directly on an unfunded basis by the participant's employer.

         The following table illustrates the amount of aggregate annual pension from funded and unfunded sources resulting from employer contributions to the qualified trust and direct payments payable upon retirement in 1998 (computed on a single life annuity basis) to persons in specified compensation and years of service classifications:

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU


              ESTIMATED ANNUAL RETIREMENT BENEFITS (2) (3) (4) (5)
                     BASED UPON CAREER AVERAGE COMPENSATION
                     --------------------------------------
                                (1998 Retirement)

 Career
 Average
 Compen-            10 Years        15 Years       20 Years       25 Years        30 Years       35 Years     40 Years    45 Years
sation(1)          of Service      of Service     of Service     of Service      of Service     of Service   of Service  of Service
---------          ----------      ----------     ----------     ----------      ----------     ----------   ----------  ----------

$  50,000          $  9,297        $ 13,945       $ 18,593       $ 23,242        $ 27,890       $ 32,539     $ 36,928    $ 40,928

  100,000            19,297          28,945         38,593         48,242          57,890         67,539       76,528      84,528

  150,000            29,297          43,945         58,593         73,242          87,890        102,539      116,128     128,128

  200,000            39,297          58,945         78,593         98,242         117,890        137,539      155,728     171,728

  250,000            49,297          73,945         98,593        123,242         147,890        172,539      195,328     215,328

  300,000            59,297          88,945        118,593        148,242         177,890        207,539      234,928     258,928

  350,000            69,297         103,945        138,593        173,242         207,890        242,539      274,528     302,528

  400,000            79,297         118,945        158,593        198,242         237,890        277,539      314,128     346,128

  450,000            89,297         133,945        178,593        223,242         267,890        312,539      353,728     389,728

  500,000            99,297         148,945        198,593        248,242         297,890        347,539      393,328     433,328

  550,000           109,297         163,945        218,593        273,242         327,890        382,539      432,928     476,928

  600,000           119,297         178,945        238,593        298,242         357,890        417,539      472,528     520,528

  650,000           129,297         193,945        258,593        323,242         387,890        452,539      512,128     564,128

  700,000           139,297         208,945        278,593        348,242         417,890        487,539      551,728     607,728

  750,000           149,297         223,945        298,593        373,242         447,890        522,539      591,328     651,328

  800,000           159,297         238,945        318,593        398,242         477,890        557,539      630,928     694,928

--------------



(1) Career Average Compensation is the average annual compensation received from January 1, 1984 to retirement and includes Salary and Bonus. The career average compensation amounts for the following named executive officers differ by more than 10% from the three year average annual compensation set forth in the Summary Compensation Table and are as follows: Messrs. Leva - $474,882; Hafer - $310,706; Jolles - $397,950;
        Levy - $178,387; Baldassari - $208,934 and Wise - $273,799.

(2) Years of Creditable Service at December 31, 1997: Messrs. Leva - 45 years (as of May 31, 1997); Hafer - 35 years; Jolles - 17 years; Levy - 17 years; Baldassari - 28 years and Wise - 34 years.

(3) Mr. Leva, who retired in 1997, is entitled to receive $603,730 annually ($414,727 basic pension and $189,003 under supplemental pension agreements). Following Mr. Leva's death, his surviving spouse, if any, will receive an annuity payable for life equal to 50% of the supplemental pensions payable to him.







ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU

(4) Based on an assumed retirement at age 65 in 1998. To reduce the above amounts to reflect a retirement benefit assuming a continual annuity to a surviving spouse equal to 50% of the annuity payable at retirement, multiply the above benefits by 90%. The estimated annual benefits are not subject to any reduction for Social Security benefits or other offset amounts.

(5) Annual retirement benefits under the basic pension per the above table cannot exceed 55%, as defined in the pension plan, of the average compensation during the highest paid 36 calendar months. As of December 31, 1997 none of the named executive officers exceed the 55% limit.

Remuneration of Directors
-------------------------

         Non-employee directors receive an annual retainer of $20,000, a fee of $1,000 for each Board meeting attended and a fee of $1,000 for each Committee meeting attended. Committee Chairmen receive an additional retainer of $3,000 per year.

Deferred Stock Unit Plan for Outside Directors
----------------------------------------------

         Under the Corporation's Deferred Stock Unit Plan for Outside Directors ("Deferred Stock Unit Plan"), each Outside Director receives an annual grant of units representing shares of GPU Common Stock equal in value at the time of grant to one and one-half times the value of the directors' annual cash retainer in effect at the time of grant. Each unit granted under the Deferred Stock Unit Plan represents one share of GPU Common Stock. Dividend equivalents paid on outstanding units are invested in additional units.

         Outside Directors who have served at least 54 months will receive payment of their deferred units upon their retirement from the Board. Payment of units will be in the form of GPU Common Stock, or in cash if authorized by the Personnel, Compensation and Nominating Committee of the Board. As of December 31, 1997, all outside directors except Mr. Leva and Mr. Townsend had completed 54 months of service.

Retirement Plan for Outside Directors
-------------------------------------

         Under the Corporation's Retirement Plan for Outside Directors ("Retirement Plan"), as amended, an individual who completes 54 months of service as of June 30, 1997 as a non-employee director is entitled to receive retirement benefits equal to the product of (A) the number of months of service completed and (B) the monthly compensation paid to the director at the date of retirement. Retirement benefits under this plan are payable to the directors, at their election, (or, in the event of death, to designated beneficiaries) in a lump sum payment or in monthly installments of 1/12 of the sum of (x) the then annual retainer paid at time of retirement plus (y) the cash value of the award under the Restricted Stock Plan for Outside Directors for the year preceding retirement, over a period equal to the director's service as such as of June 30, 1997, unless otherwise directed by the Personnel, Compensation and Nominating Committee, commencing at the later of age 60 or upon retirement.

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

GPU


         As of December 31, 1997, all Outside Directors except Mr. Leva and Mr. Townsend were vested in the Retirement Plan. Service following June 30, 1997 will be applied toward the 54-month vesting requirement but will not increase the amount of benefits. As of June 30, 1997, the following directors had at least 54 months of service:

              Director                              Months of Service
         ------------------                         -----------------
         Theodore H. Black                                    112
         Thomas B. Hagen                                       93
         Henry F. Henderson, Jr.                              101
         John M. Pietruski                                    101
         Catherine A. Rein                                    101
         Paul R. Roedel                                       222
         Carlisle A. H. Trost                                  78
         Patricia K. Woolf                                    167


Restricted Stock Plan for Outside Directors
-------------------------------------------

         Under the Corporation's Restricted Stock Plan for Outside Directors ("Directors Plan"), each director who is not an employee of the Corporation or any of its subsidiaries ("Outside Director") is paid a portion of his or her annual compensation in the form of 300 shares of GPU Common Stock.

         A total of 40,000 shares of GPU Common Stock (subject to adjustment for stock dividends, stock splits, recapitalizations and other specified events) has been authorized for issuance under the Directors Plan. Any shares awarded which are forfeited as provided by the Directors Plan will again be available for issuance.

         Shares of Common Stock are awarded to Outside Directors on the condition that the director serves or has served as an Outside Director until
(i) death or disability, (ii) retirement not earlier than the first day of the month following the director's 72nd birthday, (iii) resignation or retirement before the first day of the month following the director's 72nd birthday with the consent of the Board, which is defined in the Directors Plan to mean approval thereof by at least 80% of the directors other than the affected director or (iv) failure to be re-elected to the Board after being duly nominated. Termination of service for any other reason, including any involuntary termination effected by action or inaction of the Board, other than that following a change in control (as defined) of GPU, will result in forfeiture of all shares awarded.

         Until termination of service, an Outside Director may not dispose of any shares of Common Stock awarded under the Directors Plan, but has all other rights of a shareholder with respect to such shares, including voting rights and the right to receive all cash dividends paid with respect to awarded shares.

 ITEM 6.  OFFICERS AND DIRECTORS (Continued)                         Exhibit F-1
Part III.


                      Jersey Central Power & Light Company/
                      -------------------------------------
            Metropolitan Edison Company/Pennsylvania Electric Company
            ---------------------------------------------------------

EXECUTIVE COMPENSATION

       The managements of JCP&L, Met-Ed and Penelec were combined in a 1996 reorganization. Accordingly, the amounts shown below represent the aggregate remuneration paid to such executive officers by JCP&L, Met-Ed and Penelec during 1996 and 1997.

Remuneration of Executive Officers
----------------------------------

                           SUMMARY COMPENSATION TABLE
                           --------------------------

                        Annual Compensation            Long-Term Compensation
                        -------------------            ----------------------
                                                              Other
Name and                                                      Annual                     All Other
Principal                                                     Compen-          LTIP      Compen-
Position                     Year      Salary        Bonus    sation(1)      Payouts(2)   sation
--------                     ----      ------        -----    ------         -------     -------

J. R. Leva
   Chairman of the
   Board and Chief
   Executive Officer
  (retired May 1997)          (3)          (3)          (3)        (3)            (3)        (3)

F. D. Hafer
 Chairman of the
   Board and Chief
   Executive Officer
  (effective May 1997)        (4)          (4)          (4)        (4)            (4)        (4)

JCP&L/Met-Ed/Penelec:
D. Baldassari
   President                  (5)          (5)          (5)        (5)            (5)        (5)

G. R. Repko                  1997      162,308       32,000      1,391         21,759     17,365 (6)
   Vice President -          1996      154,625       44,000        615         20,085     12,562
   Customer Services         1995      147,100       48,000        337          9,930     11,491

D. W. Myers                  1997      162,308       32,000      1,471         23,014     15,248 (7)
   Vice President -          1996      153,333       44,000        590         19,265     12,505
   Finance and Rates         1995      144,000       34,000        362         10,665     10,687

D. J. Howe                   1997      162,308       32,000         -             -       12,702 (8)
   Vice President -          1996      134,539       42,240         -             -        6,582
   Information and           1995       92,040       19,400         -             -        4,096
   Planning


ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

JCP&L/MET-ED/PENELEC

(1) Consists of earnings on "Long-Term Incentive Plan" ("LTIP") compensation paid in the year the award vests.

(2) Consists of Performance Cash Incentive Awards paid on the 1990, 1991 and 1992 restricted stock awards which have vested under the 1990 Stock Plan. These amounts are designed to compensate recipients of restricted stock/unit awards for the amount of federal and state income taxes that are payable upon vesting of the restricted stock/unit awards. For Mr. Leva, this amount also includes Performance Cash Incentive Awards paid on his 1993 and 1994 restricted stock awards and the payout for restricted units awarded in 1995, which vested upon his retirement.

       The restricted units issued in 1995, 1996 and 1997 under the 1990 Stock Plan are performance based. The 1997 awards are shown in "Long-Term Incentive Plans - Awards in Last Fiscal Year" table (the "LTIP table"). Dividends are paid or accrued on the aggregate restricted stock/units awarded under the 1990 Stock Plan and reinvested.

       The aggregate number and value (based on the stock price per share at December 31, 1997) of unvested stock-equivalent restricted units (including reinvested dividends) includes the amounts shown on the LTIP table, and at the end of 1997 were:

                                      Aggregate Units            Aggregate Value
                                      ---------------            ---------------
         J. R. Leva                          (3)                        (3)
         F. D. Hafer                         (4)                        (4)
         D. Baldassari                       (5)                        (5)
         G. R. Repko                       4,668                     $196,640
         D. W. Myers                       4,646                      195,712
         D. J. Howe                        2,270                       95,624

(3) Mr. Leva retired as Chairman and Chief Executive Officer of GPU, Inc. and its Subsidiaries in May 1997. Mr. Leva was compensated by GPUS for his overall service on behalf of GPU and accordingly was not compensated directly by the other subsidiary companies for his services. Information with respect to Mr. Leva's compensation is included on pages 13 through 15 in GPU, Inc.'s 1998 Proxy Statement, which is incorporated herein by reference.

(4) Mr. Hafer was compensated by GPUS for his overall service on behalf of GPU and accordingly was not compensated directly by the other subsidiary companies for his services. Information with respect to Mr. Hafer's compensation is included on pages 13 through 15 in GPU, Inc.'s 1998 Proxy Statement, which is incorporated herein by reference.

(5) Information with respect to Mr. Baldassari's compensation is included on pages 13 through 15 in GPU, Inc.'s 1998 Proxy Statement, which is incorporated herein by reference.




ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

JCP&L/MET-ED/PENELEC

(6) Consists of GPU's matching contributions under the Savings Plan ($6,400), matching contributions under the non-qualified deferred compensation plan ($1,852), above-market interest accrued on the retirement portion of deferred compensation ($68), and earnings on LTIP compensation not paid in the current year ($9,045).

(7) Consists of GPU's matching contributions under the Savings Plan ($6,246) and earnings on LTIP compensation not paid in the current year ($9,002).


(8) Consists of GPU's matching contributions under the Savings Plan ($6,400), matching contributions under the non-qualified deferred compensation plan ($1,852), above-market interest accrued on the retirement portion of deferred compensation ($35), and earnings on LTIP compensation not paid in the current year ($4,415).


             LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR
             ------------------------------------------------------

                                          Performance                 Estimated future payouts
                           Number of          or other                  under non-stock price-
                             shares,       period until                     based plans(1)
                                                                           --------------
                             units or       maturation          Threshold   Target     Maximum
      Name                other rights        or payout         (#)          (#)          (#)
      ----               -------------    ---------------        --------    ------      -----
JCP&L/Met-Ed/Penelec:
--------------------
G. R. Repko                  1,180       5 year vesting            590       1,180      2,360
D. W. Myers                  1,180       5 year vesting            590       1,180      2,360
D. J. Howe                   1,180       5 year vesting            590       1,180      2,360


(1) The restricted units awarded in 1997 under the 1990 Stock Plan provide for a performance adjustment to the aggregate number of units vesting for the recipient, including the accumulated reinvested dividends, based on the annualized GPU Total Shareholder Return (TSR) percentile ranking against all companies in the Standard & Poor's Electric Utility Index for the period between the award and vesting dates. With a 55th percentile ranking, the performance adjustment would be 100% as reflected in the "Target" column. In the event that the percentile ranking is below the 55th percentile, the performance adjustment would be reduced in steps reaching 0% below the 40th percentile. The minimum payout or "Threshold" begins at the 40th percentile, which results in a payout of 50% of target. A ranking below the 40th percentile would result in no award. Should the TSR percentile ranking exceed the 59th percentile, then the performance adjustment would be increased in steps reaching 200% at the 90th percentile as reflected in the "Maximum" column. Under the 1990 Stock Plan, regular quarterly dividends are reinvested in additional units that are subject to the vesting restrictions of the award. Actual payouts under the Plan would be based on the aggregate number of units awarded and the units accumulated through dividend reinvestment at the time the restrictions lapse. Information with respect to Mr. Hafer's and Mr. Baldassari's long-term incentive plans is included on page 15 in GPU, Inc.'s 1998 Proxy Statement, which is incorporated herein by reference.

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

JCP&L/MET-ED/PENELEC

Proposed Remuneration of Executive Officers
-------------------------------------------

       None of the named executive officers in the Summary Compensation Table has an employment contract. The compensation of executive officers is determined from time to time by the Personnel & Compensation Committee of the GPU, Inc. Board of Directors.

Retirement Plans
----------------

        The GPU pension plans provide for pension benefits, payable for life after retirement, based upon years of creditable service with GPU and the employee's career average compensation as defined below. Federal law limits the amount of an employee's pension benefits that may be paid from a qualified trust established pursuant to a qualified pension plan (such as the GPU plans). The GPU companies also have adopted non-qualified plans providing that the portion of a participant's pension benefits which, by reason of such limitations, cannot be paid from such a qualified trust shall be paid directly on an unfunded basis by the participant's employer.

        The following table illustrates the amount of aggregate annual pension benefits from funded and unfunded sources resulting from employer contributions to the qualified trust and direct payments payable upon retirement in 1998 (computed on a single life annuity basis) to persons in specified compensation and years of service classifications:


              ESTIMATED ANNUAL RETIREMENT BENEFITS (2) (3) (4) (5)
                     BASED UPON CAREER AVERAGE COMPENSATION
                     --------------------------------------

                                (1998 Retirement)

 Career
 Average
 Compen-      10 Years      15 Years      20 Years     25 Years      30 Years      35 Years      40 Years      45 Years
sation(1)    of Service    of Service    of Service   of Service    of Service    of Service    of Service    of Service
---------    ----------    ----------    ----------   ----------    ----------    ----------    ----------    ----------

$  50,000     $   9,297    $  13,945     $  18,593     $  23,242    $  27,890     $  32,539      $  36,928     $  40,928
  100,000        19,297       28,945        38,593        48,242       57,890        67,539         76,528        84,528
  150,000        29,297       43,945        58,593        73,242       87,890       102,539        116,128       128,128
  200,000        39,297       58,945        78,593        98,242      117,890       137,539        155,728       171,728

  250,000        49,297       73,945        98,593       123,242      147,890       172,539        195,328       215,328
  300,000        59,297       88,945       118,593       148,242      177,890       207,539        234,928       258,928
  350,000        69,297      103,945       138,593       173,242      207,890       242,539        274,528       302,528
  400,000        79,297      118,945       158,593       198,242      237,890       277,539        314,128       346,128

  450,000        89,297      133,945       178,593       223,242      267,890       312,539        353,728       389,728
  500,000        99,297      148,945       198,593       248,242      297,890       347,539        393,328       433,328
  550,000       109,297      163,945       218,593       273,242      327,890       382,539        432,928       476,928
  600,000       119,297      178,945       238,593       298,242      357,890       417,539        472,528       520,528

  650,000       129,297      193,945       258,593       323,242      387,890       452,539        512,128       564,128
  700,000       139,297      208,945       278,593       348,242      417,890       487,539        551,728       607,728
  750,000       149,297      223,945       298,593       373,242      447,890       522,539        591,328       651,328
  800,000       159,297      238,945       318,593       398,242      477,890       557,539        630,928       694,928





ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

JCP&L/MET-ED/PENELEC

(1) Career Average Compensation is the average annual compensation received from January 1, 1984 to retirement and includes Salary and Bonus. The career average compensation amounts for the following named executive officers differ by more than 10% from the three year average annual compensation set forth in the Summary Compensation Table and are as follows: Messrs. Leva - $474,882; Hafer - $310,706; Baldassari - $208,934; Repko - $137,114; Myers - $154,573; and Howe - $97,871.

(2)    Years of Creditable Service at December 31, 1997:  Messrs. Leva -
       45 years (as of May 1997); Hafer - 35 years; Baldassari - 28 years; Repko - 31 years; Myers - 17 years; and Howe - 21 years.

(3) Mr. Leva, who retired in 1997, is entitled to receive $603,730 annually ($414,727 basic pension and $189,003 under supplemental pension agreements). Following Mr. Leva's death, his surviving spouse, if any, will receive an annuity payable for life equal to 50% of the supplemental pensions payable to him.

(4) Based on an assumed retirement at age 65 in 1998. To reduce the above amounts to reflect a retirement benefit assuming a continual annuity to a surviving spouse equal to 50% of the annuity payable at retirement, multiply the above benefits by 90%. The estimated annual benefits are not subject to any reduction for Social Security benefits or other offset amounts.

(5) Annual retirement benefits under the basic pension per the above table cannot exceed 55%, as defined in the pension plan, of the average compensation during the highest paid 36 calendar months. As of December 31, 1997, none of the named executive officers exceed the 55% limit.

Remuneration of JCP&L Directors
-------------------------------

       Nonemployee directors receive an annual retainer of $15,000, a fee of $1,000 for each Board meeting attended, and a fee of $1,000 for each Committee meeting attended.


SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

       The information required by this Item for GPU, Inc. is incorporated by reference to page 8 of GPU, Inc.'s Proxy Statement for the 1998 Annual Meeting of Stockholders.

       All of the outstanding shares of JCP&L (15,371,270), Met-Ed (859,500) and Penelec (5,290,596) common stock are owned beneficially and of record by their parent, GPU, Inc., 300 Madison Avenue, Morristown, NJ 07962.

ITEM 6.  OFFICERS AND DIRECTORS (Continued)                          Exhibit F-1
Part III.

JCP&L/MET-ED/PENELEC

       The following table sets forth, as of February 1, 1998, the beneficial ownership of equity securities of each of the directors and each of the executive officers named in the Summary Compensation Tables, and of all directors and executive officers of each of the respective GPU Energy companies as a group. The shares owned by all directors and executive officers as a group constitute less than 1% of the total shares outstanding.

                                      Amount and Nature of Beneficial Ownership
                                     -----------------------------------------
                                        Shares(1)          Stock-Equivalent
                                        ---------          ----------------
      Name        Title of Security   Direct    Indirect  Restricted Units(2)
      ----        -----------------   ------    --------  -------------------

JCP&L/Met-Ed/Penelec:
---------------------
F. D. Hafer          GPU Common Stock   7,545       139       18,563
D. Baldassari        GPU Common Stock   2,900        -        13,198
G. R. Repko          GPU Common Stock   1,599        -         4,668
D. W. Myers          GPU Common Stock     741        -         4,646
D. J. Howe           GPU Common Stock      -        463        2,270
C. B. Snyder         GPU Common Stock     344        -         3,868
JCP&L Only:
-----------
G. E. Persson        GPU Common Stock              None
S. C. Van Ness       GPU Common Stock              None
S. B. Wiley          GPU Common Stock              None

All Directors and
  Executive Officers
  as a Group         GPU Common Stock  34,584     1,869       99,087

(1) The number of shares owned and the nature of such ownership, not being within the knowledge of GPU, have been furnished by each individual.

(2) Restricted units, which do not have voting rights, represent rights (subject to vesting) to receive shares of Common Stock under the 1990 Stock Plan for Employees of GPU and Subsidiaries (the "1990 Stock Plan"). See Summary Compensation Table above.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

       None.